UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 23, 2024, Mudrick Capital Management, L.P. (“MCM”), together with Jason Mudrick and certain other entities affiliated with Mr. Mudrick (together with MCM, the “Mudrick Parties” and each, a “Mudrick Party”), jointly filed a Schedule 13D (the “Mudrick 13D”) with the Securities and Exchange Commission (the “SEC”) in relation to each Mudrick Party’s interest in the ordinary shares of Vertical Aerospace Ltd. (the “Company”) upon conversion of the Company’s Convertible Senior Secured Notes and Company warrants directly or beneficially held by the respective Mudrick Party. No indication was made in the Mudrick 13D that any Mudrick Party had actively increased its interest in the ordinary shares of the Company since the filing by the Mudrick Parties of their Schedule 13G/A with the SEC on February 14, 2024.

The Mudrick 13D includes a statement that MCM on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates (the “Convertible Notes Investor”) submitted a proposal to the board of directors of the Company (the “Board”) regarding a potential transaction intended to address the Company’s and its subsidiaries’ immediate funding needs. The Company does not comment on ongoing discussions with its stakeholders or any other parties.

The Company is exploring all options available to it with respect to its funding needs.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: October 24, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer